Exhibit 99.1

April 21, 2016		1500 Robert-Bourassa Blvd.,
7th Floor
	AMENDED	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMAYA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	May 27, 2016
Record Date for Voting (if applicable) :	May 27, 2016
Beneficial Ownership Determination Date :	May 27, 2016
Meeting Date :	June 28, 2016
Meeting Location (if available) :	Montreal QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	02314M108	CA02314M1086
COMMON SHARES 144A RESTRICTED	02314M504	US02314M5040

Sincerely,

Computershare

Agent for AMAYA INC.